UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vitamin Shoppe, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92849E101
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92849E101	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Horowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) o
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 92849E101	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen Horowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 92849E101	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Horowitz April 1996 GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92849E101	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen Horowitz April 1996 GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. (a)    Name of Issuer

Vitamin Shoppe, Inc. (the “Issuer”)

Item 1. (b)    Address of Issuer’s Principal Executive Offices

2101 91st Street
North Bergen, New Jersey 07047

Item 2. (a)    Name of Person Filing

This Schedule 13G is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”)*:

(i)	Jeffrey Horowitz;
(ii)	Helen Horowitz;
(iii)	Jeffrey Horowitz April 1996 GRAT; and
(iv)	Helen Horowitz April 1996 GRAT.

*Attached as Exhibit 99.1 is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2. (b)    Address of Principal Business Office or, if None, Residence

Each of the Reporting Persons has its principal business office at c/o Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, NY 10004.

Item 2. (c)    Citizenship

Each of Jeffrey Horowitz and Helen Horowitz is a citizen of the United States.

Each of Horowitz April 1996 GRAT and Helen Horowitz April 1996 GRAT is a trust formed pursuant to the laws of the State of New Jersey.

Item 2. (d)    Title of Class of Securities

This Statement relates to shares of the common stock of the Issuer, par value $0.01 per share (the “Common Stock”).

Item 2. (e)    CUSIP Number

92849E101

Item 3.             If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.             Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.  Jeffrey Horowitz

a)	Amount beneficially owned: 0
(b)	Percent of class: 0%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition: 0
	(iv)	Shared power to dispose or to direct the disposition: 0

B.  Helen Horowitz

a)	Amount beneficially owned: 0
(b)	Percent of class: 0%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition: 0
	(iv)	Shared power to dispose or to direct the disposition: 0

C.  Jeffrey Horowitz April 1996 GRAT

a)	Amount beneficially owned: 0
(b)	Percent of class: 0%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition: 0
	(iv)	Shared power to dispose or to direct the disposition: 0

D.  Helen Horowitz April 1996 GRAT

a)	Amount beneficially owned: 0
(b)	Percent of class: 0%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition: 0
	(iv)	Shared power to dispose or to direct the disposition: 0

Item 5.             Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ⌧

Item 6.             Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.             Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.             Identification and Classification of Members of the Group

Not Applicable.

Item 9.             Notice of Dissolution of Group

Not Applicable.

Item 10.           Certification

Not Applicable.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2011

JEFFREY HOROWITZ

/s/ Jeffrey Horowitz
Jeffrey Horowitz

HELEN HOROWITZ

/s/ Helen Horowitz
Helen Horowitz

JEFFREY HOROWITZ APRIL 1996 GRAT

/s/ Jeffrey Horowitz
Jeffrey Horowitz
as Trustee

/s/ Helen Horowitz
Helen Horowitz
as Trustee

HELEN HOROWITZ APRIL 1996 GRAT

/s/ Jeffrey Horowitz
Jeffrey Horowitz
as Trustee

/s/ Helen Horowitz
Helen Horowitz
as Trustee